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Exhibit 99.1

Granite Real Estate Investment Trust 77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2012 FOURTH QUARTER AND YEAR END RESULTS

        March 5, 2013, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (TSX: GRT.UN; NYSE: GRP.U) ("Granite") today announced its results for the three month period and year ended December 31, 2012.

        "We are pleased with our financial results for the fourth quarter and year ended 2012 and the consistency of the operating cash flow that our real estate portfolio continues to demonstrate. 2012 was a transformational year for us that included our name change, new office locations, investment in new people and the conversion to a real estate investment trust. Our 2012 results reflect the execution of Granite's strategic plan and more importantly the actions we have taken to stabilize and position Granite for growth and diversification," commented Tom Heslip, Chief Executive Officer.

        Granite's consolidated results for the three month periods and years ended December 31, 2012 and 2011 are summarized below (all figures are in Canadian ("Cdn.") dollars):

	Three months ended December 31,		Year ended December 31,
(in thousands, except per share figures)
	2012	2011	2012	2011
		(previously reported in US dollars)		(previously reported in US dollars)
Revenues(1)	$45,315	$46,360	$181,115	$180,937

Income before income taxes	$17,088	$4,435	$85,782	$53,554
Income from continuing operations(1)(3)	15,148	3,614	71,337	57,942
Income from discontinued operations(1)	—	—	—	94,449

Net income	$15,148	$3,614	$71,337	$152,391

Diluted earnings per share from:
— continuing operations	$0.32	$0.08	$1.52	$1.23
— discontinued operations	—	—	—	2.01

Diluted earnings per share	$0.32	$0.08	$1.52	$3.24

Funds from operations ("FFO")(2)	$25,905	$14,576	$114,131	$100,552

Diluted FFO per share(2)	$0.55	$0.31	$2.43	$2.14

(1)
Following the close of business on June 30, 2011, the Racing & Gaming Business, substantially all of Granite's lands held for development, a property in the United States and an income-producing property in Canada (the "Arrangement Transferred Assets & Business") were transferred to entities owned by Mr. Frank Stronach and his family in consideration for the elimination of the previous dual class share structure (the "Arrangement"). The operating results of the Arrangement Transferred Assets & Business have been presented as discontinued operations. Income from continuing operations pertains to the income-producing property portfolio.

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. generally accepted accounting principles and therefore may not be comparable to similar measures presented by other companies. Granite determines FFO using the definition prescribed in the United States by the National Association of Real Estate Investment Trusts®. For a reconciliation of FFO to income from continuing operations, please refer to the section titled "Reconciliation of Funds from Operations to Income from Continuing Operations".

(3)
Income from continuing operations for the year ended December 31, 2011 includes the recovery of $12.9 million in income tax resulting from an internal amalgamation that was set aside and cancelled by the courts.

COMPLETION OF REAL ESTATE INVESTMENT TRUST CONVERSION

        Effective January 3, 2013, Granite completed its conversion from a corporate structure to a stapled unit Real Estate Investment Trust ("REIT") structure. The conversion to a REIT was implemented pursuant to a court approved plan of arrangement under the Business Corporations Act (Quebec). Under the plan of arrangement, all of the common shares were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust and one common share of Granite REIT Inc. The assets, liabilities and operations of the new combined stapled unit structure are comprised of all the previous assets, liabilities and operations of Granite Real Estate Inc.

CHANGES IN FINANCIAL REPORTING

        Effective January 1, 2012, Granite's reporting currency was changed from the U.S. dollar to the Cdn. dollar. All comparative financial information contained in this press release and in the audited consolidated financial statements and related Management's Discussion and Analysis for the three month period and year ended December 31, 2012 has been recast to reflect the financial results as if the information had been historically reported in Cdn. dollars.

        Granite reported its fourth quarter and year end results in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") however, Granite will adopt International Financial Reporting Standards in place of U.S. GAAP effective for its interim and annual periods commencing after December 31, 2012.

GRANITE'S CONSOLIDATED FINANCIAL RESULTS

Three Month Period Ended December 31, 2012

        For the three month period ended December 31, 2012, rental revenue decreased by $1.1 million from $46.4 million in the fourth quarter of 2011 to $45.3 million in the fourth quarter of 2012 primarily due to the unfavourable effects of changes in foreign currency exchange rates partially offset by completed projects coming on-stream and the additional rent earned from contractual rent increases.

        Income from continuing operations and net income was $15.1 million in the fourth quarter of 2012 and includes $5.7 million of costs associated with the REIT conversion. Income from continuing operations and net income was $3.6 million in the prior year period. The increase of $11.5 million was primarily due to (i) a decrease in the write-down of long-lived assets of $16.7 million and (ii) strategic review advisory costs and termination expenses of $4.1 million incurred in the fourth quarter of 2011 partially offset by (i) higher REIT advisory costs of $3.7 million, (ii) higher property operating costs of $1.8 million, (iii) lower rental revenue of $1.1 million, (iv) a decrease in net foreign exchange gains of $0.9 million and (v) higher income tax expense of $1.2 million.

        FFO for the fourth quarter of 2012 increased $11.3 million from $14.6 million in the prior year period to $25.9 million in the current period. The increase was primarily due to the $11.5 million increase in income from continuing operations partially offset by decreased depreciation expense of $0.2 million.

Year Ended December 31, 2012

Continuing Operations

        For the year ended December 31, 2012, rental revenue increased by $0.2 million from $180.9 million in 2011 to $181.1 million in 2012 primarily due to completed projects coming on-stream and the additional rent earned from contractual rent increases partially offset by the unfavourable effects of changes in foreign currency exchange rates.

        Income from continuing operations was $71.3 million in the year ended December 31, 2012 and includes $10.9 million of costs associated with the REIT conversion. Income from continuing operations was $57.9 million in the prior year period and includes a recovery of $12.9 million in income tax resulting from an internal amalgamation undertaken in 2010 that was subsequently cancelled. Excluding the $12.9 million recovery of income tax, income from continuing operations increased by $26.3 million primarily due to (i) a decrease in the write-down of long-lived assets of $19.5 million and (ii) lower general and administrative expenses of $15.8 million (primarily related to reduced advisory costs, decreased insurance expense and decreased compensation expense). Partially offsetting these increases were (i) higher income tax expense of $5.9 million, excluding the income tax recovery noted above, (ii) increased property operating costs of $2.6 million, (iii) higher net interest expense of $0.2 million and (iv) higher net foreign exchange losses of $0.3 million.

        FFO for the year ended December 31, 2012 increased $13.5 million from $100.6 million in the prior year period to $114.1 million primarily due to the $13.4 million increase in income from continuing operations.

Discontinued Operations

        Income from discontinued operations for the year ended December 31, 2011 of $94.4 million was primarily comprised of the net gain on the disposal of the Arrangement Transferred Assets & Business of $87.4 million.

Net Income

        Net income for the year ended December 31, 2012 decreased by $81.1 million to $71.3 million from $152.4 million in the prior year period. The decrease was due to the reduction in income from discontinued operations of $94.4 million partially offset by an increase in income from continuing operations of $13.4 million.

        A more detailed discussion of Granite's consolidated financial results for the three month periods and years ended December 31, 2012 and 2011 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the audited consolidated financial statements and notes thereto, which are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

RECONCILIATION OF FUNDS FROM OPERATIONS TO INCOME FROM CONTINUING OPERATIONS

	Three months ended December 31,		Year ended December 31,
(in thousands, except per share figures)
	2012	2011	2012	2011
		(previously reported in US dollars)		(previously reported in US dollars)
Income from continuing operations	$15,148	$3,614	$71,337	$57,942
Add back depreciation and amortization	10,757	10,962	42,773	42,701
Add back (deduct) loss (gain) on disposal of real estate	—	—	21	(91)

Funds from operations	$25,905	$14,576	$114,131	$100,552

Basic funds from operations per share	$0.55	$0.31	$2.44	$2.14

Diluted funds from operations per share	$0.55	$0.31	$2.43	$2.14

Basic number of shares outstanding	46,833	46,871	46,855	46,888

Diluted number of shares outstanding	46,866	46,883	46,876	46,970

CONFERENCE CALL

        Granite will hold a conference call on Wednesday, March 6, 2013 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-734-8583. Overseas callers should use +1-416-981-9010. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Tom Heslip, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21648379) and will be available until Wednesday, March 13, 2013.

ABOUT GRANITE

        Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial properties in North America and Europe. Granite owns approximately 29 million square feet in 106 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

        For further information, please contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

OTHER INFORMATION

        Additional property statistics have been posted to our website at
http://www.granitereit.com/uploads/File/propertystatistics.pdf. Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

        Granite has filed its annual report for the year ended December 31, 2012 on Form 40-F with the SEC. The Form 40-F, including the audited financial statements, included therein, is available at
http://www.granitereit.com. Hard copies of the audited financial statements are available free of charge on request by calling 647.925.7500 or writing to:

Investor Inquiries
77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1

        For further information about Granite, please see our website at www.granitereit.com.

FORWARD-LOOKING STATEMENTS

        This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended and the United States Securities Exchange Act of 1934, as amended. Forward-looking statements may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. In particular, this press release contains forward-looking statements regarding the Company's adoption of IFRS. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, Granite cautions that there can be no assurance that the anticipated reduction in cash income taxes payable following the REIT conversion will be realized or that the application of IFRS accounting policies expected to be adopted may not be adopted and the application of such policies to certain transactions or circumstances can be different than expected, or at all. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect the REIT; the ability to realize the anticipated reduction in cash income taxes payable following the REIT conversion and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2012, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2012, filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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  Exhibit 99.1
GRANITE ANNOUNCES 2012 FOURTH QUARTER AND YEAR END RESULTS